UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40719

CONYERS PARK III ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

999 Vanderbilt Beach Road, Suite 601 Naples, Florida 34108 (212) 429-2211

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant
Class A Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

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Approximate number of holders of record as of the certification or notice date: None

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Pursuant to the requirements of the Securities Exchange Act of 1934, Conyers Park III Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 21, 2023	By:	/s/ David J. West
		Name:	David J. West
		Title:	Chief Executive Officer